UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 24, 2024

ORRSTOWN FINANCIAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	001-34292	23-2530374
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)

77 East King Street, P.O. Box 250, Shippensburg, PA 17257
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (717) 532-6114

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, no par value	ORRF	Nasdaq Stock Market

 Indicate by check mark if the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐ Emerging growth company

☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01	Other Events

As previously disclosed on December 12, 2023, Orrstown Financial Services, Inc., a Pennsylvania corporation (“ORRF”), and Codorus Valley Bancorp, Inc., a Pennsylvania corporation (“CVLY”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which CVLY will be merged with and into ORRF, with ORRF as the surviving corporation (the “Merger”). Promptly following the Merger, CVLY’s wholly-owned bank subsidiary, PeoplesBank, A Codorus Valley Company, a Pennsylvania chartered bank, will be merged with and into Orrstown Bank, a Pennsylvania chartered bank, which is the wholly-owned subsidiary of ORRF, with Orrstown Bank as the surviving bank.

In connection with the proposed Merger, ORRF filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2024 a registration statement on Form S-4 containing a joint proxy statement/prospectus, as amended, and CVLY filed a definitive proxy statement and ORRF filed a definitive proxy statement/prospectus with the SEC, dated April 30, 2024 (collectively, the “joint proxy statement/prospectus”), with respect to special meetings of the ORRF and CVLY shareholders scheduled to be held on May 30, 2024, respectively. ORRF and CVLY first mailed the joint proxy statement/prospectus to their respective shareholders on or about April 30, 2024.

In connection with the proposed Merger, from April 4, 2024 to May 23, 2024, ORRF received three demand letters and CVLY received eight demand letters from purported ORRF and CVLY shareholders, respectively (“Demand Letters”), alleging that the joint proxy statement/prospectus omits material information in violation of federal securities laws and demanding that ORRF and CVLY provide additional disclosures in an amendment or supplement to the joint proxy statement/prospectus. It is possible additional demand letters may be received arising out of the Merger between May 23, 2024 and consummation of the Merger. Absent new or significantly different allegations, ORRF and CVLY will not necessarily disclose such additional demand letters. ORRF and CVLY believe that the allegations in the Demand Letters are meritless and no additional disclosure is required in the joint proxy statement/prospectus. However, in order to avoid nuisance, cost and distraction, and with the goal of precluding any effort to delay the special meetings of shareholders or the closing of the Merger, ORRF and CVLY hereby make additional disclosures (the “Supplemental Disclosures”) to supplement the disclosures contained in the joint proxy statement/prospectus. ORRF, the ORRF Board of Directors, CVLY, and the CVLY Board of Directors deny any liability or wrongdoing in connection with the joint proxy statement/prospectus, and none of the Supplemental Disclosures nor any other disclosure in this Current Report on Form 8-K should be construed as an admission of the legal necessity or materiality under applicable laws of any Supplemental Disclosures. This decision to make the Supplemental Disclosures will not affect the merger consideration to be paid in connection with the Merger or the timing of the special meetings of ORRF’s shareholders and CVLY’s shareholders. The Supplemental Disclosures are included below and should be read in conjunction with the joint proxy statement/prospectus.

SUPPLEMENTAL DISCLOSURES TO THE PROXY STATEMENT

The following information supplements the joint proxy statement/prospectus filed with the SEC on April 30, 2024, and first mailed to shareholders of ORRF and CVLY as of April 30, 2024, and should be read in connection with the joint proxy statement/prospectus, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the joint proxy statement/prospectus, the information contained herein supersedes the information contained in the joint proxy statement/prospectus. All page references in the information below are to pages in the joint proxy statement/prospectus, and terms used below have the meanings set forth in the joint proxy statement/prospectus, unless otherwise defined below. Without admitting in any way that the disclosures below are material or otherwise required by law, ORRF and CVLY make the following additional disclosures.

The Merger— Opinion of ORRF’s Financial Advisor

The disclosure on page 60 of the joint proxy statement/prospectus under the heading “The Merger – Opinion of ORRF’s Financial Advisor - Material Financial Analyses” and the subheading “Selected Companies Analysis” is hereby amended by deleting the list of Selected Companies for ORRF following the first paragraph of this subsection on page 60 of the joint proxy statement/prospectus and replacing it with the following:

	Price / TBV	Price / LTM EPS		Price / 2024 EPS		Price / 2025 EPS
Arrow Financial Corporation	139%	13.6	x	10.6	x	9.3	x
The First of Long Island Corporation	78%	9.2	x	10.7	x	9.2	x
Peoples Financial Services Corp.	122%	9.9	x	10.1	x	8.2	x
BCB Bancorp, Inc.	73%	5.9	x	7.6	x	6.7	x
Citizens Financial Services, Inc.	167%	14.5	x	9.3	x	8.7	x
Chemung Financial Corporation	151%	7.8	x	9.7	x	8.7	x
Citizens & Northern Corporation	169%	11.5	x	13.0	x	12.0	x
Fidelity D & D Bancorp, Inc.	230%	13.3	x	-		-
Orange County Bancorp, Inc.	209%	9.4	x	10.1	x	9.4	x
ESSA Bancorp, Inc.	91%	9.4	x	10.1	x	9.1	x
Meridian Corporation	98%	8.7	x	8.7	x	7.4	x
Codorus Valley Bancorp, Inc.	109%	7.2	x	11.7	x	10.7	x
Norwood Financial Corp.	176%	10.1	x	-		-
Evans Bancorp, Inc.	115%	7.7	x	14.9	x	9.6	x
Hanover Bancorp, Inc.	79%	8.7	x	13.4	x	9.7	x

The disclosure on page 60 of the joint proxy statement/prospectus under the heading “The Merger – Opinion of ORRF’s Financial Advisor - Material Financial Analyses” and the subheading “Selected Companies Analysis” is hereby amended by deleting the list of Selected Companies for CVLY following the first paragraph of this subsection on page 60 of the joint proxy statement/prospectus and replacing it with the following:

	Price / TBV	Price / LTM EPS		Price / 2024 EPS		Price / 2025 EPS
Peoples Financial Services Corp.	122%	9.9	x	10.1	x	8.2	x
BCB Bancorp, Inc.	73%	5.9	x	7.6	x	6.7	x
Orrstown Financial Services, Inc.	117%	6.8	x	8.3	x	8.0	x
Citizens Financial Services, Inc.	167%	14.5	x	9.3	x	8.7	x
Chemung Financial Corporation	151%	7.8	x	9.7	x	8.7	x
Citizens & Northern Corporation	169%	11.5	x	13.0	x	12.0	x
Fidelity D & D Bancorp, Inc.	230%	13.3	x	-		-
Orange County Bancorp, Inc.	209%	9.4	x	10.1	x	9.4	x
ESSA Bancorp, Inc.	91%	9.4	x	10.1	x	9.1	x
Meridian Corporation	98%	8.7	x	8.7	x	7.4	x
Norwood Financial Corp.	176%	10.1	x	-		-
Evans Bancorp, Inc.	115%	7.7	x	14.9	x	9.6	x
Hanover Bancorp, Inc.	79%	8.7	x	13.4	x	9.7	x
First United Corporation	102%	7.2	x	9.7	x	8.7	x
Franklin Financial Services Corporation	138%	10.6	x	-		-

The disclosure on page 61 of the joint proxy statement/prospectus under the heading “The Merger – Opinion of ORRF’s Financial Advisor - Material Financial Analyses” and the subheading “Selected Companies Analysis” is hereby amended by deleting the Implied Per Share Value and Implied Exchange Ratio table following the second paragraph of this subsection on page 61 of the joint proxy statement/prospectus and replacing it with the following:

			Implied Per Share Value				Implied
	Orrstown	Codorus	Orrstown		Codorus		Exchange Ratio
	Statistic	Statistic	25th Pctl.	75th Pctl.	25th Pctl.	75th Pctl.	Low/High High/Low
Tangible Book Value	$20.89	$18.80	$19.71	$35.08	$18.82	$31.57	0.536x - 1.602x
LTM EPS	$3.60	$2.86	$29.63	$38.84	$22.19	$29.63	0.571x - 1.000x
2024 EPS	$2.93	$1.75	$28.41	$34.17	$16.08	$19.05	0.470x - 0.670x
2025 EPS	$3.05	$2.00	$26.52	$29.17	$16.29	$18.80	0.559x - 0.709x
Exchange Ratio in the Merger							0.875x

The disclosure on page 61 of the joint proxy statement/prospectus under the heading “The Merger – Opinion of ORRF’s Financial Advisor - Material Financial Analyses” and the subheading “Discounted Cash Flow Analysis” is hereby amended by deleting and replacing the first paragraph of this subsection on page 61 of the joint proxy statement/prospectus with the following:

Raymond James performed a discounted cash flow analysis of ORRF and CVLY based on the Projections. Consistent with the periods included in the Projections, Raymond James used estimated calendar year 2028 as the final year for the analysis and applied multiples, ranging from 8.5x to 10.5x for ORRF and CVLY, which range was selected based on Raymond James’s professional judgment and industry experience, to estimated calendar year 2028 adjusted earnings of $36.5 million for ORRF and $21.4 million for CVLY, each of which were based on the Projections, in order to derive a range of estimated terminal values for ORRF and CVLY in 2028. For purposes of the discounted cash flow analysis, Raymond James assumed, at the direction of ORRF, that ORRF had 10.6 million diluted shares outstanding and that CVLY had 9.6 million diluted shares outstanding. For ORRF, Raymond James used discount rates ranging from 11.0% to 15.0%. For CVLY, Raymond James used discount rates ranging from 11.3% to 15.3%. The discount rate ranges were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of ORRF or CVLY common stock and were selected by Raymond James based on factors Raymond James considered appropriate based on its professional judgment and industry experience, which included, among other things, risk-free rate, equity risk premium, levered beta and size premium. Raymond James reviewed the ranges of implied per share values indicated by the discounted cash flow analysis for each of ORRF and CVLY and calculated a range of implied exchange ratios by dividing the maximum implied per share value of CVLY common stock by the minimum implied per share value of ORRF common stock to calculate the maximum implied exchange ratio, and by dividing the minimum implied per share value of CVLY common stock by the maximum implied per share value of ORRF common stock to calculate the minimum implied exchange ratio. The results of the discounted cash flow analysis are summarized in the table below:

The disclosure on page 61 of the joint proxy statement/prospectus under the heading “The Merger – Opinion of ORRF’s Financial Advisor - Material Financial Analyses” and the subheading “Pro Forma Discounted Cash Flow Analysis” is hereby amended by deleting and replacing the first paragraph of this subsection beginning on page 61 of the joint proxy statement/prospectus with the following:

Raymond James performed a discounted cash flow analysis to estimate an illustrative range for the implied equity value of the pro forma combined company, taking into account the Pro Forma Financial Adjustments. In this analysis, Raymond James used the Projections for ORRF and CVLY and the Pro Forma Financial Adjustments. Consistent with the periods included in the Projections, Raymond James used estimated calendar year 2028 as the final year for the analysis and applied multiples ranging from 8.5x to 10.5x, which range was selected based on Raymond James’s professional judgment and industry experience, to the pro forma combined company’s estimated calendar year 2028 adjusted earnings of $79.8 million, which was based on the Projections and the Pro Forma Financial Adjustments, to derive a range of estimated terminal values for the combined company. For purposes of the pro forma discounted cash flow analysis, Raymond James assumed, at the direction of ORRF, that the pro forma combined company had 19.1 million diluted shares outstanding. Raymond James used discount rates ranging from 10.1% to 14.1%. The discount rate range was chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of the pro forma combined company’s common stock and was selected by Raymond James based on factors Raymond James considered appropriate based on its professional judgment and industry experience, which included, among other things, risk-free rate, equity risk premium, levered beta and size premium. This discounted cash flow analysis resulted in an illustrative range of implied values per share for the pro forma combined company of $26.69 to $36.75.

The disclosure on page 62 of the joint proxy statement/prospectus under the heading “The Merger – Opinion of ORRF’s Financial Advisor - Material Financial Analyses” and the subheading “Pro Forma Impact Analysis” is hereby amended by deleting and replacing the fourth sentence of the first paragraph of this subsection on page 62 of the joint proxy statement/prospectus with the following:

A summary of the analysis is provided below.

Projected per share impact	ORRF	CVLY	Pro Forma	Accretion / (Dilution) to ORRF
2024 estimated earnings per share	$2.93	$1.75	$3.55	21.3%
2025 estimated earnings per share	$3.05	$2.00	$4.46	46.1%
6/30/2024 estimated tangible book value per share	$23.46	$20.16	$18.56	(20.9%)

The Merger— Opinion of CVLY’s Financial Advisor

The disclosure on page 68 of the joint proxy statement/prospectus under the heading “The Merger— Opinion of CVLY’s Financial Advisor” is hereby supplemented by adding the following paragraph below the table at the bottom of page 68 that continues on to the top of page 69:

The low and high stock price-to-tangible book value per share multiples of the selected companies in the “CVLY and ORRF Selected Companies Analysis” were 0.25x and 2.30x, respectively. For the 13 selected companies for which consensus “street” estimates were publicly available, the low and high stock price-to-2023 estimated EPS multiples of the selected companies were 6.5x and 15.8x, respectively, and the low and high stock price-to-2024 estimated EPS multiples of the selected companies were 7.9x and 15.1x, respectively.

The disclosure on page 70 of the joint proxy statement/prospectus under the heading “The Merger— Opinion of CVLY’s Financial Advisor” is hereby supplemented by adding the following paragraph below the first table on the page:

The low and high transaction price-to-tangible book value multiples of the selected transactions in the “Selected Transactions Analysis” were 1.15x and 1.55x, respectively, the low and high adjusted transaction price-to-tangible book value multiples of the selected transactions were 1.13x and 1.40x, respectively, the low and high tangible book value per share-based pay-to-trade ratios of the selected transactions were 0.90x and 1.23x, respectively, the low and high core deposit premiums of the selected transactions were 1.4% and 6.6%, respectively, the low and high transaction price-to-LTM EPS multiples of the selected transactions were 6.5x and 21.7x, respectively, and the low and high LTM EPS-based pay-to-trade ratios of the selected transactions were 0.64x and 1.70x, respectively. For the four selected transactions in which one-year forward EPS estimates for the acquired company were available at announcement, the low and high transaction price-to-one-year forward estimated EPS multiples of the selected transactions were 6.1x and 13.7x, respectively. The low and high one-day market premiums of the selected transactions were (0.3%) and 39.5%, respectively.

The disclosure on page 71 of the joint proxy statement/prospectus under the heading “The Merger— Opinion of CVLY’s Financial Advisor” is hereby supplemented by amending and restating the third to last sentence of the carryover paragraph beginning on page 70 with the subheading “Financial Impact Analysis” as follows:

This analysis indicated the merger could be accretive to each of ORRF’s estimated 2024 EPS and estimated 2025 EPS by 22.3% and 45.9%, respectively, and dilutive to ORRF’s estimated tangible book value per share at closing assumed as of June 30, 2024 by 20.7%.

The disclosure on page 71 of the joint proxy statement/prospectus under the heading “The Merger— Opinion of CVLY’s Financial Advisor” and the subheading “CVLY Dividend Discount Model Analysis” is hereby supplemented by expanding the existing disclosure regarding discount rates by inserting the following sentence after the second sentence of the first paragraph:

The range of discount rates assumed in the dividend discount model analysis was selected taking into account capital asset pricing model implied cost of capital calculations.

The disclosure on page 71 of the joint proxy statement/prospectus under the heading “The Merger— Opinion of CVLY’s Financial Advisor” and subheading “ORRF Dividend Discount Model Analysis” is hereby supplemented by expanding the existing disclosure regarding discount rates by inserting the following sentence after the second sentence of the first paragraph:

The range of discount rates assumed in the dividend discount model analysis was selected taking into account capital asset pricing model implied cost of capital calculations.

The disclosure on page 71 of the joint proxy statement/prospectus under the heading “The Merger— Opinion of CVLY’s Financial Advisor” and subheading “Illustrative Pro Forma Combined Dividend Discount Model Analysis” is hereby supplemented by expanding the existing disclosure regarding discount rates by inserting the following sentence after the second sentence of the first paragraph:

The range of discount rates assumed in the dividend discount model analysis was selected taking into account capital asset pricing model implied cost of capital calculations.

The disclosure on page 72 of the joint proxy statement/prospectus under the heading “The Merger— Opinion of CVLY’s Financial Advisor” is hereby supplemented by adding the following sentence at the end of the last full paragraph under the subheading “Miscellaneous”:

In connection with providing financial advisory services to CVLY in the past two years in connection with financial strategy and planning related to an activist shareholder campaign against CVLY, KBW received aggregate fees of approximately $430,000 from CVLY.

Certain Stand-Alone CVLY Prospective Financial Information

The disclosure on page 74 of the joint proxy statement/prospectus under the heading “Certain Stand-Alone CVLY Prospective Financial Information” is hereby supplemented by adding the following sentence below the table describing the unaudited prospective financial data utilized by KBW in performing its Discounted Dividend Model analysis on CVLY:

The estimated annual growth rate assumption provided by CVLY management of 12.0% in 2025 and 8.0% in 2026 and thereafter for CVLY’s net income was used at the direction of CVLY management to extrapolate a 2028 earnings estimate for CVLY of approximately $28.4 million.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of ORRF and CVLY.

Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on ORRF’s and CVLY’s current expectations and assumptions regarding ORRF’s and CVLY’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Any number of risks, uncertainties, or other factors could affect ORRF’s or CVLY’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive agreement and plan of merger between ORRF and CVLY; the outcome of any legal proceedings that may be instituted against ORRF or CVLY; delays in completing the proposed transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) or shareholder approvals, or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all, including the ability of ORRF and CVLY to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where ORRF and CVLY do business; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the possibility that revenues following the proposed transaction may be lower than expected; the impact of certain restrictions during the pendency of the proposed transaction on the parties’ ability to pursue certain business opportunities and strategic transactions; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the ability to complete the proposed transaction and integration of ORRF and CVLY successfully; the dilution caused by ORRF’s issuance of additional shares of its capital stock in connection with the proposed transaction; and the potential impact of general economic, political or market factors on the companies or the proposed transaction and other factors that may affect future results of ORRF or CVLY. The foregoing list of factors is not exhaustive. Except to the extent required by applicable law or regulation, each of ORRF and CVLY disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding ORRF, CVLY and factors which could affect the forward-looking statements contained herein can be found in ORRF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, its Quarterly Report on Form 10-Q for the period ended March 31, 2024, and its other filings with the SEC, and in CVLY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, its Quarterly Report on Form 10-Q for the period ended March 31, 2024, and its other filings with the SEC. SEC filings are available free of charge on the SEC’s website at www.sec.gov. Annualized, proforma, projected, and estimated numbers in this document are used for illustrative purposes only, are not forecasts and may not reflect actual results.

No Offer

This communication shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ORRF, CVLY or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information About the Merger and Where to Find It

In connection with the proposed transaction, ORRF filed a registration statement on Form S-4 with the SEC that includes a joint proxy statement of CVLY and ORRF and a prospectus of ORRF, which have been distributed to the shareholders of CVLY and ORRF in connection with their votes on the merger of CVLY with and into ORRF and the issuance of ORRF common stock in the proposed transaction, respectively. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain these documents, and any other documents ORRF and CVLY have filed with the SEC, free of charge at the SEC’s website, www.sec.gov, or by accessing ORRF’s website at www.Orrstown.com under the “Investor Relations” link and then under the heading “Documents,” or by accessing CVLY’s website at ir.peoplesbanknet.com. In addition, documents filed with the SEC by ORRF or CVLY will be available free of charge by (l) writing Orrstown Financial Services, Inc. at 4750 Lindle Road, Harrisburg, PA 17111, Attention: Neil Kalani or (2) writing Codorus Valley at 105 Leader Heights Road, York, PA 17403, Attention: Daniel R. Stolzer.

Participants in the Solicitation

The directors, executive officers and certain other members of management and employees of ORRF may be deemed to be participants in the solicitation of proxies from the shareholders of ORRF in connection with the proposed transaction. Information about ORRF’s directors and executive officers is included in the proxy statement for its 2024 annual meeting of ORRF’s shareholders, which was filed with the SEC on March 22, 2024.

The directors, executive officers and certain other members of management and employees of CVLY may also be deemed to be participants in the solicitation of proxies in connection with the proposed transaction from the shareholders of CVLY. Information about the directors and executive officers of CVLY is included in the proxy statement for its 2023 annual meeting of CVLY shareholders, which was filed with the SEC on March 31, 2023, and in CVLY’s Annual Report on Form 10-K, filed with the SEC on March 12, 2024.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction. Free copies of this document may be obtained as described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 24, 2024	Orrstown Financial Services, Inc.

	By:	/s/Neelesh Kalani
Neelesh Kalani
Executive Vice President, Chief Financial Officer